LAW OFFICES OF
                      EHMANN, VAN DENBERGH & TRAINOR, P.C.


TWO PENN CENTER PLAZA, SUITE 220                      TELEPHONE:  (215) 851-9800
1500 JOHN F. KENNEDY BOULEVARD                            DIRECT DIAL:  Ext. 222
PHILADELPHIA, PENNSYLVANIA 19102                            FAX:  (215) 851-9820


                                                               December 13, 2005
VIA FAX AND EDGAR
-----------------


Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549-00405
ATTN:  Mr. Kevin Stretzel
Fax No: 202-772-9220

      Re:   Daleco Resources Corporation
            File No: 0-12214

Gentlemen,

      Consistent with the Registrant's discussion with the Staff on December 8, 2005 and December 13, 2005, the Staff has granted the Registrant until close of business on December 16, 2005 in which to file its Restated 10-QSB for the quarter ending March 31, 2005 and its Restated 10-QSB for the quarter ending June 30, 2005. The Registrant will also file a First Amendment to its Form 8-K filed on December 2, 2005, by close of business on December 16, 2005, addressing the issues raised in the Staff's letter of December 8, 2005.

      Thank you in advance for your cooperation and assistance.

                                              Sincerely,

                                              /s/ C. Warren Trainor

                                              C. Warren Trainor

CWT:mta
cc:   Gary J. Novinskie, President & CFO (via Fax & e-mail)
      Stephan V. Benediktson, CEO (via e-mail)
      Dov Amir, Chairman of the Board of Directors (via e-mail)
      Lord Gilbert, Chairman, Audit Committee (via e-mail)
      Federico Quinto Jr. CPA (via e-mail)
      Vasquez & Company LLP